Exhibit 12.1

SunGard

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Fixed charges
Interest expense	$68	$68	$205	$203
Amortization of debt issuance costs and debt discount	4	4	14	12
Portion of rental expense representative of interest	5	4	15	13
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	84	44	170	155

Total fixed charges	$161	$120	$404	$383

Earnings
Income (loss) from continuing operations before income taxes	$22	$48	$(397)	$131
Fixed charges per above	161	120	404	383

Total earnings	$183	$168	$7	$514

Ratio of earnings to fixed charges	1.1	1.4	*	1.3

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover fixed charges by $397 million.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Fixed charges
Interest expense	$68	$68	$205	$203
Amortization of debt issuance costs and debt discount	4	4	14	12
Portion of rental expense representative of interest	5	4	15	13

Total fixed charges	$77	$76	$234	$228

Earnings
Income (loss) from continuing operations before income taxes	$22	$48	$(397)	$131
Fixed charges per above	77	76	234	228

Total earnings	$99	$124	$(163)	$359

Ratio of earnings to fixed charges	1.3	1.6	*	1.6

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover fixed charges by $397 million.